August 23, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

       Re: Healthy Choice Wellness Corp.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed July 25, 2024
           File No. 333-274435
Dear Jeffrey Holman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed July 24, 2024 Cover Page

1. We note the disclosure on the prospectus cover page regarding the price disparity between
       HCMC   s current quoted price on OTC Pink and the expected offering
price of HCWC   s
       Class A common stock. We also note the risk-factor disclosure on p. 12
that    the price per
       share of HCMC   s common stock may be more indicative of the price per
share of Class A
       common stock than the other factors that we utilized to determine the offering price in this
       Offering.    Please revise the prospectus cover page to clearly disclose that investors who
       purchase in the offering at the proposed price range would be purchasing at a price that the market has not previously supported
 August 23, 2024
Page 2
There is no public market for our Class A common stock..., page 12

2. We note your revised disclosure regarding the risk that the third-party valuation report may overstate the implied equity value of HCWC. Given HCWC's current stage of business and expected business opportunities, please disclose whether you and your management believe the valuation report, and the comparable companies used in the report, appropriately support the implied valuation and offering price of HCWC. Please include similar disclosure under "Determination of Offering Price," and also include in that section the disclosure regarding the comparable companies that is included on page
       12.
3. In addition, where you list the names and statistics for your comparable companies on page 12, please add the net income for each comparable company as well as your own most recent pro forma net income covering the most comparable period. Given the volume of information presented in this paragraph, you may wish to present this information in a table so it is clear to investors.
Capitalization, page 29

4. Please tell us your consideration for including the debt borrowed in July 2024, as detailed on page F-21, in your capitalization table.
Notes to Condensed Consolidated Carve-Out Financial Statements
Note 17. Subsequent Events, page F-21

5. Please tell us your consideration for providing financial statements for the acquired stores form GreenAcres Markets pursuant to Rule 8-04 of Regulation S-X. In addition, tell us the expected date of your final prospectus.
General

6. Please disclose, where appropriate, the Distribution Ratio you will use in the distribution of all HCWC Class A and Class B common stock to the holders of HCMC.
7.     The five-year projections included in the valuation report filed as
Exhibit 10.12 show a
       projected net income of approximately $3.6 million for fiscal year 2024. However, your condensed consolidated carve-out balance sheet for Healthy Choice Wellness Corp. for the quarter ended March 31, 2024 indicates that you operated at a net loss and suggests that you may not be on track to meet the projected revenue and net income estimates used in the valuation report. Where you discuss the valuation report, please disclose the assumptions underlying the projections. Also disclose whether the assumptions and projections continue to reflect management's view on future performance and support the implied equity value of HCWC and the price range of $9 to $11. August 23, 2024
Page 3

       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services